Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, DC 20006-1806

Tel. +1.202.373.6000

Fax: +1.202.373.6001

www.morganlewis.com

W. John McGuire

+1.202.373.6799

wjmcguire@morganlewis.com

October 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	WisdomTree Trust (Registration Statement File Nos. 333-132380 and 811-21864)

Ladies and Gentlemen:

This letter responds to comments from the Staff of the Securities and Exchange Commission (the “Commission”) that were received from Mr. Ken Ellington and Mr. Chad Eskildsen via telephone on September 1, 2015, regarding the shareholder reports included in Form N-CSR, and other reports filed with the Commission by the WisdomTree Trust (the “Registrant” or “Trust”) with the Commission as noted by the Staff.

Below are the Staff’s comments and the Registrant’s responses.

1.	Comment: The Forms N-PX filed August 27, 2014 and August 28, 2015 were not signed on behalf of the registrant by its principal executive officer. Please refile these with the correct signature.

Response: Instruction F of Form N-PX provides that Form N-PX may be signed by a fund’s “principal executive officer or officers.” We have interpreted this provision to mean that officers other than a fund’s principal executive officer may sign Form N-PX and we are not aware of any changes that have been made to this requirement. Notwithstanding, we respect the Staff’s interpretation and will seek to have the principal executive officer of the Registrant sign future N-PX filings.

2.	Comment: In the N-SAR filing on April 27, 2015, you indicated that this was the last filing for the Euro Debt ETF. If that is correct, please mark that series indicator inactive on EDGAR.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Response: The Registrant has made the requested change on EDGAR.

3.	Comment: The Auditors report on internal controls included with Form N-SARs filed on 10/30/14 and 5/29/15 did not include the city and state of the auditor. Please ensure that the hard copy of those reports kept in the Trust’s records includes the city and state, and please make sure that future filings include the city and state in the report.

Response: The hard copy of the Auditors report on internal controls kept in the Trust’s records includes the city and state of the auditor. The lack of the inclusion of the city and state in the N-SAR filing appears to have occurred in the EDGAR process, which we will correct for future N-SAR filings.

4.	Comment: In the 3/31/2015 annual report for the Commodity Country Fund and the Global Natural Resources Fund, in the chart showing the growth of a $10,000 investment, there is an initial gap in the index comparison information. Please explain why there is a gap and fix this going forward.

Response: The Registrant was comparing the performance of the Funds to indices that were not in existence at the time the Funds began operations. Going forward, the Registrant will also include an appropriate broad-based securities index such that the comparative index information runs to the entire “since inception” period of each Fund.

5.	Comment: For each Fund showing in its annual report that there was a return of capital, please confirm that notice was sent to shareholders pursuant to Rule 19a-1 and confirm that any marketing material does not characterize any return of capital as “yield.”

Response: At the time such distributions were made, there was sufficient book income, as a matter of book-basis accounting, such that there was not a return of capital which would trigger a notice to shareholders pursuant to Rule 19a-1. The return of capital reported in the annual report resulted from reclassifications under Generally Accepted Accounting Principles (“GAAP”) that serve to report a Fund’s components of capital on a tax basis. The Funds invest in instruments that carry with them book/tax differences, such as foreign currency contracts. These book/tax differences cannot be finalized until a Fund’s books are closed at the end of its fiscal year. It was not until each Fund’s administrator finalized its tax provision work papers for purposes of preparing annual financial statements that the book/tax reclassifications were made under GAAP that created a return of capital. Computed yields thereafter exclude the tax basis return of capital.

6.	Comment: Given the extensive use of derivatives by the currency hedged Funds and the Managed Futures Strategy Fund, please explain why the Managers Discussion of Fund Performance was adequate and complied with the letter to the ICI from Barry D. Miller dated July 30, 2010, laying out the level of disclosure funds should have regarding extensive use of derivatives. Or, please agree to provide more information going forward.

Response: Although the Registrant believes that Management’s Discussion of Fund Performance included significant discussion of the impact of commodity and financial futures in the case of the Managed Futures Strategy Fund, and appropriate disclosure of the impact of foreign currency forward and foreign currency futures contracts in the case of the currency hedged Funds, the Registrant will take this comment into consideration and seek to enhance such discussions on a going forward basis.

7.	Comment: The annual report for 3/31 Funds states that “During the fiscal year ended March 31, 2015, the Trust incurred expenses pertaining to proxy printing, mailing and solicitation. These proxy expenses are not paid by WTAM. During the period, each Fund in the Trust bore its pro rata allocation of these proxy expenses.” It appears to the Staff that the proxy was for a meeting that took place in fiscal year ended March 31, 2014. (In fact the annual report for the year ended March 31, 2014 shows the results of the shareholder meeting. Please explain what proxy expenses were incurred during fiscal year 2015.

Response: The shareholder meeting related to the proxy was held at approximately the same time the Registrant was preparing to change fund accounting agents, effective April 1, 2014, converting from Bank of New York Mellon to State Street Bank and Trust Company. A reasonable estimate of the proxy expenses was not available until the middle of a period in which each fund accounting agent was keeping separate, parallel books, which were maintained in order to ensure that the new fund accounting agent was calculating an accurate net asset value per share in anticipation of the April 1, 2014 conversion. Since the amounts were immaterial (less than a full basis point for any Fund), proxy expenses were posted after the conversion (which was also fiscal 2015) because, among other matters, it was believed that posting manual, estimated expenses related to the proxy had the potential to undermine and/or unnecessarily complicate the conversion process. The foregoing treatment was also discussed with the Registrant’s independent registered public accounting and there were no disagreements with Fund management associated therewith. The annual reports for 2014 and 2015 were issued with an unqualified opinion of the independent registered public accounting firm.

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The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) staff comments or changes to disclosures in response to staff comments in Form N-CSR do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that this letter addresses your comments with respect to the shareholder reports. Please do not hesitate to contact me at 202-373-6799 if you have any questions or require additional information.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	David Castano
Terry Feld
Ryan Louvar, Esq.